UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*

                    FleetBoston Financial Corporation
                  (formerly Fleet Financial Group, Inc.)
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                                338915101
                              (CUSIP Number)

William Janetschek                              With a copy to:
KKR Associates, Whitehall Associates, L.P.
and KKR Partners II, L.P.                       Lee Meyerson, Esq.
c/o Kohlberg Kravis Roberts & Co.               425 Lexington Avenue
9 West 57th Street, New York, New York 10019    New York, N.Y.  10017-3909
(212) 750-8300                                  (212) 455-2000
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                             October 2, 2000
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note:   Six copies of this statement,  including all exhibits,  should be filed
with the Commission.   See Rule 13d-1(a) for other parties  to whom copies are
to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No.        338915101                      Page  2 of 8 Pages

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    KKR Associates

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                        (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS*
    Not Applicable

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)      / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

   NUMBER OF         7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                38,183,780
   OWNED BY
     EACH            8      SHARED VOTING POWER
   REPORTING
    PERSON                    0
     WITH
                     9      SOLE DISPOSITIVE POWER

                             38,183,780


                    10      SHARED DISPOSITIVE POWER

                              0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              38,183,780

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.2%

14  TYPE OF REPORTING PERSON*
     PN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                               SCHEDULE 13D
                                              Page   3   of   8   Pages
CUSIP No.        338915101

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Whitehall Associates, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                       (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS*
             Not Applicable

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)/ /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

 NUMBER OF     7    SOLE VOTING POWER
  SHARES             37,837,358
BENEFICIALLY
   OWNED
    BY         8    SHARED VOTING POWER
   EACH              0
 REPORTING
  PERSON
   WITH        9    SOLE DISPOSITIVE POWER
                     37,837,358

              10    SHARED DISPOSITIVE POWER
                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              37,837,358

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*      / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.2%

14  TYPE OF REPORTING PERSON*
    PN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No.        338915101                     Page 4 of 8 Pages

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    KKR Partners II, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                               (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
    Not Applicable

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER     7      SOLE VOTING POWER
  OF
SHARES            346,422
BENEFI
CIALLY     8      SHARED VOTING POWER
 OWNED
  BY              0
 EACH
REPORTING  9      SOLE DISPOSITIVE POWER
PERSON            346,422
 WITH
           10     SHARED DISPOSITIVE POWER
                  0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              346,422

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   .04%

14  TYPE OF REPORTING PERSON*
    PN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                     AMENDMENT NO. 3 TO SCHEDULE 13D

         The statement on Schedule 13D (as previously amended, the "Schedule 13D") relating to the shares of common stock, $.01 par value (the "Common Stock"), of FleetBoston Financial Corporation, a Rhode Island corporation (formerly Fleet Financial Group, Inc.) (the "Issuer"), as previously filed on July 22, 1991 and amended on May 19, 1992 and January 3, 1996, by KKR Associates, Whitehall Associates, L.P. and KKR Partners II, L.P. (the "Reporting Persons") is hereby amended as follows. The purpose of this amendment is to reflect the sale to the Issuer of rights to purchase Common Stock (the "Rights") by the Reporting Persons pursuant to a Purchase Agreement as further described below.

Item 2.  Identity and Background.

          This statement is being filed jointly by Whitehall Associates, L.P., a Delaware limited partnership ("Whitehall Associates"), KKR Partners II, L.P., a Delaware limited partnership ("KKR Partners II", and together with Whitehall Associates, the "Partnerships") and KKR
Associates, a New York limited partnership ("KKR Associates" and, together with the Partnerships, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

          Whitehall Associates and KKR Partners II are principally engaged in the business of investing in other companies. The sole general partner of each of Whitehall Associates and KKR Partners II is KKR Associates. KKR Associates is principally engaged in the business of investing in other companies through partnerships and limited liability companies.

          The address of the principal business and office of each of the Reporting Persons is 9 West 57th Street, New York, New York 10019.

          Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Scott M. Stuart, Edward A. Gilhuly and Johannes Huth are the general partners of KKR Associates. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Stuart and Gilhuly are each United States citizens, Mr. Huth is a citizen of Germany, and the present principal occupation or employment of each is as a general partner of Kohlberg Kravis Roberts & Co., a private investment firm, the addresses of which are 9 West 57th Street, New York, N.Y. 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and 3 St. James Square, London, SW1Y 4JU, England. The business address of Messrs. Kravis, Raether, Tokarz, Golkin and Stuart is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, MacDonnell, Michelson, and Greene is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; and the business address of Messrs. Gilhuly and Huth is 3 St. James Square, London, SW1Y 4JU, England.

          During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable.   This Amendment  No. 3 is filed  to report  the
sale of the Rights by the Partnerships as noted in Item 5.

Item 4.  Purpose of Transaction.

          Not Applicable.   This Amendment  No. 3 is  filed to report  the
sale of the Rights by the Partnerships as noted in Item 5.

Item 5.  Interest in Securities of the Issuer.

          (a) and (b)     Pursuant to a Purchase Agreement, dated as of
September 29, 2000, by and among the Issuer and the Partnerships (the "Purchase Agreement"), Whitehall Associates and KKR Partners II sold to the Issuer on October 2, 2000 Rights to purchase 12,886,766 and 113,234 shares of Common Stock, respectively.
The above description of the Purchase Agreement is qualified in its entirety by reference to the complete text of the document which is contained in Exhibit 2(f) hereto and incorporated herein by reference. After transfer of the Rights to the Issuer pursuant to the Purchase Agreement, Whitehall Associates and KKR Partners II own, as of the date hereof, 37,837,358 shares and 346,422 shares of Common Stock, respectively (the "Retained Common Stock"). The Retained Common Stock constitutes approximately 4.2% of the total number of shares of Common Stock outstanding as of the date hereof (based on information provided by the Issuer to the Partnerships).

          Whitehall Associates and KKR Partners II, acting through their sole general partner, KKR Associates, have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Retained Common Stock. Consequently, KKR Associates may be deemed to beneficially own any shares of the Retained Common Stock deemed to be beneficially owned by Whitehall Associates and KKR Partners II. Each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene,
Tokarz, Golkin, Stuart, Gilhuly and Huth, the general partners of KKR Associates, has shared power to vote or to direct the vote, and to dispose or to direct the disposition of, any shares of the Retained Common Stock that may be deemed to be beneficially owned by KKR Associates. Therefore, each of the general partners of KKR Associates may be deemed to beneficially own the shares of the Retained Common Stock that KKR Associates may be deemed to beneficially own.

          (c) Except
as otherwise disclosed herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person named in Item 2 has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Common Stock.

          (d) Whitehall Associates and KKR Partners II have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Retained Common Stock. To the best knowledge of the Reporting Persons, no person, other than Whitehall Associates and KKR Partners II and the respective partners of Whitehall Associates and KKR Partners II, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Retained Common Stock.

          (e) As of October 2, 2000, the Partnerships own less than 5% of the outstanding shares of Common Stock. This constitutes the final statement on Schedule 13D regarding beneficial ownership of Common Stock by the Reporting Persons.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:


          On September 29, 2000, the Partnerships entered into the Purchase Agreement as described above in Item 5.

Item 7.  Material to Be Filed as Exhibits.

*1. Joint Filing Agreement, dated July 22, 1991, among Whitehall Associates, KKR Partners II and KKR Associates relating to the filing of a joint statement on Schedule 13D.

*2(a) Stock Purchase Agreement, dated as of July 12, 1991, among the Issuer, FBG and the Partnerships.

*2(b) Certificate of Designations for the DCP Shares, as filed with the Secretary of State of Rhode Island.

*2(c)    Form of Rights Certificate for the Stock Purchase Rights.

*2(d) Registration Rights Agreement, dated as of July 12, 1991, among the Issuer, FBG and the Partnerships.

+2(e) Exchange Agreement, dated as of December 31, 1995, among the Issuer, FBG, and the Partnerships.

 2(f) Purchase Agreement, dated as of September 29, 2000, between the Issuer and the Partnerships.

*  Previously filed in paper format.
+  Previously filed by EDGAR.

                                SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                          WHITEHALL ASSOCIATES, L.P.


                         By: KKR Associates
                             General Partner

                             By:  /s/ William J. Janetschek
                                  --------------------------
                                  Name: William J. Janetschek
                                  Title: Attorney-in-fact for
                                         Henry R. Kravis


                          KKR PARTNERS II, L.P.
                          By: KKR AssociatesGeneral Partner

                              By: /s/  William J. Janetschek
                                 --------------------------
                                 Name: William J. Janetschek
                                 Title: Attorney-in-fact for Henry R. Kravis

                         KKR ASSOCIATES


                         By: /s/  William J. Janetschek
                             --------------------------
                             Name: William J. Janetschek
                             Title:  Attorney-in-fact for Henry R. Kravis

DATED:  October 2, 2000

                       EXHIBIT LIST

EXHIBIT NO.

                          TITLE



*1.    Joint Filing Agreement, dated July 22, 1991, among Whitehall
Associates, KKR Partners II and KKR Associates relating to the filing of a joint statement on Schedule 13D.

*2(a) Stock Purchase Agreement, dated as of July 12, 1991, among the Issuer, FBG and the Partnerships.

*2(b) Certificate of Designations for the DCP Shares, as filed with the Secretary of State of Rhode Island.

*2(c)    Form of Rights Certificate for the Stock Purchase Rights.

*2(d) Registration Rights Agreement, dated as of July 12, 1991 among the Issuer, FBG and the Partnerships.

+2(e)  Exchange Agreement dated as of December 31, 1995 among the
Issuer, FBG, and the Partnerships.

  2(f) Purchase Agreement, dated as of September 29, 2000, between the Issuer and the Partnerships.

*  Previously filed in paper format.
   Previously filed by EDGAR.


                               POWER OF ATTORNEY

Know  all  men by  these  presents  that Henry  R.  Kravis  does hereby  make,

constitute  and appoint  William  J. Janetschek  and  Richard J.  Kreider,  or

either  one of them, as a true  and lawful attorney-in-fact of the undersigned with full  powers of substitution and  revocation, for in the  name, place and stead  of the undersigned  (both in the undersigned's  individual capacity and as a member of any limited liability company or  limited partnership for which the undersigned is  otherwise authorized to sign), to execute and deliver such forms as may be  required to be  filed from time to  time with the  Securities and Exchange  Commission with respect  to any investments  of KKR  Associates,

L.P.,  KKR Associates 1996 L.P., KKR Associates II (1996) Limited Partnership,

KKR  Associates (Strata) L.P.,  KKR Associates (KLC) L.P.,  and KKR Associates

(NXS) L.P. (including any  amendments or supplements to any reports,  forms or

schedules previously  filed by  such persons  or entities):   (i)  pursuant to

Sections 13(d)  and 16(a) of the  Securities Exchange Act of  1934, as amended

(the  "Act"),  including  without  limitation,  Schedule  13D,  Schedule  14G,

statements  on Form  3, Form  4 and  Form 5  and (ii)  in connection  with any applications  for EDGAR  access codes,  including without limitation  the form

ID.
                                          /s/ Henry R. Kravis
                                          ---------------------
                                          Name: Henry R. Kravis
  September 20, 1999
---------------------------
Date